Explanatory Note:
     Effective May 1, 2008, the registrant acquired for approximately $209.0 million in cash Datascope Corp.’s (“Datascope”) patient monitoring business division (the “Business” and the “Acquisition,” respectively). Under Rule 3-05 of Regulation S-X, the Acquisition was determined to be greater than 40% and less than 50% material to the registrant, requiring that 2 years of audited financials for the Business be provided in connection with any public offering of securities by the registrant.
     To meet the two-year audited financial statement requirement, after consultation with the Securities and Exchange Commission, the registrant is filing (i) under a separate 6-K, pre-Acquisition financials for the Business for the 10-month period from July 1, 2007 (the first day of Datascope’s fiscal year) through April 30, 2008 (the day prior to the Acquisition’s effective date), together with a pro forma condensed combined statement of operations to illustrate the pro forma effect on Mindray’s statement of operations had the Acquisition been completed on January 1, 2008, and (ii) under this 6-K, consolidated audited financials for the six months ended June 30, 2009, together with a related Management’s Discussion and Analysis of Financial Condition and Results of Operations. Combining those pre- and post-Acquisition financials with the registrant’s previously filed audited financial statements for the year ended December 31, 2008 (covering a 8-month post-Acquisition period) provides potential investors over 2 years of audited financials for the Business.

Exhibit 99.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     You should read the following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2009 together with the related financial statements and notes. This discussion includes forward-looking statements that involve risks and uncertainties. You should review Item 3.D, “Key Information — Risk Factors,” in our annual report on Form 20-F for the year ended December 31, 2008, for a discussion of important factors that could cause our actual results and the timing of selected events to differ materially from those described in or implied by these forward-looking statements.
Overview
     We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey, and sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distributor and direct sales networks, we supply internationally a broad range of products across our three primary business segments: patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems.
     We sell our products through different distribution channels in different geographies. In China, due primarily to geographic size and the costs that would be associated with maintaining a nationwide direct sales force, we sell our products primarily to third-party distributors. Outside of China, we sell our products through third-party distributors and our direct sales force based in the U.S., the United Kingdom, and France. We intend to continue investing in international sales channels, including the localization of sales staff in international offices.
     We have made and expect to continue making substantial investments in research and development activities. We currently have research and development centers located in Shenzhen, Beijing, and Nanjing, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, and Stockholm, Sweden. We believe that our emphasis on research and development is a core competency that has allowed us to achieve our historic growth and provides us with ongoing growth possibilities. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. Our research and development headquarters in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.
Pricing
     We sell our products both through our direct sales force and to distributors. In markets where we rely on distributors, we price our products at levels that we believe offer attractive economic returns to distributors, taking into account the prices of competing products and our gross margins. Where we rely on direct sales, we price our products based primarily on market conditions. We believe that we offer products with a more favorable ratio of functionality to cost than our competitors.
     The average selling prices of our products typically decrease over time due to natural price erosion. With the current global economic downturn, we are facing more pricing pressures, which we anticipate will continue in the near term. In China and other developing markets, we anticipate average selling price declines generally in line with our prior experiences. However, we face some pricing uncertainty related to foreign currency fluctuations, which can affect purchasing power in international markets. Furthermore, our China sales include government tender sales, which tend to have higher sales volumes but lower average selling prices.
     Currency fluctuations have not had a material impact on our pricing.
Revenues
     Our customer base is widely dispersed on a geographic basis. China is our largest market by a significant margin. In the near term, we anticipate revenues from sales in China will increase as a percentage of our total revenues due primarily to: (i) the growing private market for healthcare, driven by increasing wealth; (ii) the increasing availability of health insurance; and (iii) anticipated increases in government healthcare spending, particularly that directed at county-level hospitals. China’s economy also appears to have generally fared better compared to most developed markets where we sell our products. However, in the long term, we anticipate that net revenues from sales outside of China will increase as a percentage of our total revenues because the addressable medical device market outside of China is substantially larger than the China market.
     For our sales in China, we present revenues net of value-added tax, or VAT. VAT represents the amount we collect from our customers at 17% offset by the VAT refund pursuant to “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises” at a rate of 14% of the sales value for self-developed software embedded in our devices. In September 2008, pursuant to Cai Shui 2008 No. 92 jointly issued by the PRC government’s Ministry of Finance and the State Administration of Taxation, we were able to receive a VAT refund for sales of our embedded software on a retroactive basis. As we did not have prior experience in claiming the VAT refund under Cai Shui 2008 No. 92, the refund relating to sales of our embedded software during the period from January 2006 to June 2008 was only included in our net revenues when the refund claims had been approved by the PRC State Administration of Taxation in 2008. The refund relating to the sales of our embedded software during the period from July 2008 to December 2008, which was approved by the PRC State Administration of Taxation in the first quarter 2009, was included in our net revenues for the six months ended June 30, 2009. Subsequently we recognized the refund due from sales of our embedded software for the six months ended June 30, 2009 on an as-accrued basis. Based on current PRC regulations, this refund policy will be valid until the end of 2010. The PRC government may or may not choose to renew such policy. The amount of the VAT refund included in revenues was $15.0 million for the six months ended June 30, 2009.
     In recent years, due to our expanding market presence outside China, our net revenues from outside China, particularly in Europe and North America, increased as a percentage of our total net revenues. However, due in large part to the global economic downturn, currency fluctuations and uncertainty surrounding potential United States healthcare reforms, this trend reversed in the first half of 2009, and we believe in the near term that our net revenues from sales to the North American and European markets will grow more slowly than our total net revenues. However, we anticipate significant revenue growth in other developing markets, particularly Asia Pacific, Latin and South America, and Africa.
     We primarily derive revenues from three business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. We also have a business segment called “others”, which includes primarily services revenues and occasional revenues from contract research and development projects and other non-recurring revenue.
     Patient Monitoring and Life Support Products. We derive revenues for our patient monitoring and life support products segment from the sale of patient monitors, life support products, and other related products. Our patient monitoring and life support products segment is our largest business segment and has the most extensive market penetration of our three segments both domestically and internationally. We expect to continue building market share with large hospitals within and outside China and international markets with recently introduced products offering increased functionality and more comprehensive features, as well as those in our short-term product pipeline. Because this is our most developed product segment with relatively larger market share, we anticipate that this segment will grow less quickly than our other two product segments.
     In-Vitro Diagnostic Products. We derive revenues for our in-vitro diagnostic products segment from diagnostic laboratory instruments and related reagents sales. Our current in-vitro diagnostic products portfolio consists of two primary product categories: hematology analyzers and biochemistry analyzers. We anticipate continued in-vitro diagnostic product revenue growth as we further penetrate this market by developing and introducing products with more comprehensive features. We also sell reagents for use with our products in both of these categories. Consumable liquid reagents must be used each time an analysis is performed, generating a recurring revenue stream. We expect reagent sales to increase in real and percentage terms as we build a sufficient concentration in our installed base of analyzers, coupled with more effective marketing methods for our reagents.
     Medical Imaging Systems. We derive medical imaging systems segment revenues from sales of ultrasound systems, digital radiography products and related accessories. We anticipate that, on a percentage basis, net revenues in our medical imaging systems segment in the near term will grow more quickly than total net revenues, as we introduce higher-end products with increased functionality such as our DC-7 and forthcoming M-7 models, and further penetrate the medical imaging systems market.
     Others. We derive revenue for our others segment from after-sale services as well as research and development services performed for customers on an ODM basis. Research and development income tends to be lumpy in nature. We expect our others segment may not follow the same growth rate as our primary segments.
     Our ability to increase our revenues depends in large part on our ability to increase the market penetration of our existing products and successfully identify, develop, introduce and commercialize, in a timely and cost-effective manner, new and upgraded products. We devote resources to product development efforts that we believe are commercially feasible, can generate significant revenues and margins and can be introduced into the market in the near term.
     In any period, several factors will impact our net revenues, including:
•	global economic conditions;

•	the level of acceptance of our products among hospitals and other healthcare facilities;

•	our ability to attract and retain distributors, key customers and our direct sales force;

•	new and potentially increased competition;

•	new product introductions by us and our competitors;

•	pricing pressures and our ability to price our products at levels that provide favorable margins;

•	exchange rate fluctuations;

•	our ability to expand into and further penetrate international markets;

•	the availability of credit for our customers;

•	the continued availability of VAT refunds;

•	healthcare-related policies that could lead to curtailed capital investments, particularly in China and the United States; and

•	regulatory actions, such as those approving or denying products or product lines.
     For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Risk Factors — Risks Relating to Our Business and Industry — Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline,” in our annual report on Form 20-F for the year ended December 31, 2008.
Cost of Revenues
     Cost of revenues includes our direct costs to manufacture our products, including component and material costs, salaries and related personnel expenses, depreciation of plant and equipment used for production purposes, shipping and handling costs and provisional costs of warranty-based maintenance, repair services, and the cost of providing sales incentives.

     Our cost of revenues as a percentage of our net revenues is driven by product mix, distribution channel, and our pricing strategies in different markets.
     Enhanced products. When we introduce a new product that improves upon an existing product, our cost of revenues is typically lower than for existing products in that category, as we take advantage of previously achieved manufacturing efficiencies from the outset.
     New product types and lines. Cost of revenues tends to be higher for new product types or lines. Therefore, when we introduce a greater than average number of new product types or lines, our cost of revenues as a percentage of net revenues tends to be higher. This is due primarily to start-up costs and generally higher raw material and component costs due to lower initial production volumes. As production volumes increase, we typically improve our manufacturing efficiencies and are able to strengthen our purchasing power by buying raw materials and components in greater quantities. Furthermore, when production volumes become sufficiently large, we often gain further cost efficiencies by producing additional components in-house.
     Over time, production costs for our products typically decrease due to our:
•	leveraging our understanding of component performance by identifying more suitable and cost-effective components;

•	standardizing components across product models and product lines;

•	seeking to use adaptable and cost-effective software instead of hardware where possible; and

•	actively managing our supply chain.
     We currently have a relatively low cost base compared to medical device companies in more developed countries because we source a significant portion of our raw materials and components and manufacture a significant portion of our products in China. Furthermore, we continually seek to improve cost of revenues by:
•	leveraging our research and development capacities to improve manufacturing efficiencies and product design, thereby reducing production costs;

•	vertically integrating our manufacturing operations and realigning manufacturing facilities, allowing us to increasingly produce product components in-house;

•	strategically moving to China component and raw material production and product assembly for our U.S. operations;

•	generating economies of scale through increased purchase volumes and using more common resources across product lines; and

•	realigning our employees to leverage their core competencies and to reduce redundancies.
     Historically, these efforts have typically enabled us to reduce our per unit cost of revenues on a year-over-year basis. These positive effects have helped us maintain or improve gross margins while facing pricing pressures, wage increases in China, and higher raw materials costs. We believe we will continue facing each of these issues going forward.
Gross Profit and Gross Margin
     Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Since 2007, we have been able to maintain overall gross margins between approximately 50% and 60%. In the near term, we anticipate that our overall gross margin will remain within this range. While we will continue to seek to develop high gross margin products, we are also developing complementary goods that can boost our total net revenues but may have lower gross margins. For example, to augment our suite of patient monitoring device and life support products, this year we began offering surgical lights and surgical beds, which typically have lower gross margins than other products we offer in this segment. However, because these are complementary products, we believe the overall impact to net revenues and net income is positive, as we can leverage our existing sales infrastructure.
     Although the average sales prices of each of our products generally decreases over time, these decreases have generally not had an adverse impact on our gross margins because in most instances they result from our ability to reduce our cost of revenues, new product introductions and product mix.
Operating Expenses
     Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses, and employee share-based compensation expenses.
Selling Expenses
     Selling expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, contracted repair and maintenance services, lease payments for our sales offices, and depreciation expenses related to equipment used for sales and marketing activities.
     In China, we primarily sell our products to distributors. Consequently, our China sales and marketing expenses as a percentage of net revenues are significantly lower than manufacturers of medical devices that primarily sell their products directly to end-users. While we intend to continue to sell our products in China primarily to distributors, we also seek to expand our coverage and build brand recognition by establishing direct sales channels and increasing marketing activities, which may increase our selling expenses.
     We expect that certain components of our selling expenses as a percentage of total net revenues will increase as we invest in international sales channels, including the localization of sales staff in international offices, sales channel management, product promotion, product demonstration, and product training.
General and Administrative Expenses
     General and administrative expenses consist primarily of compensation and benefits for our general management, finance, information systems, and administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional advisor fees, lease payments and other expenses incurred in connection with general corporate purposes. As we leverage our existing operating structure, we anticipate that general and administrative expenses will stabilize or even decline as a percentage of net revenues.
Research and Development Expenses
     Research and development expenses consist primarily of costs associated with product design, development, prototyping, manufacturing, and testing. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for supplies and machinery, depreciation expenses related to equipment used for research and development activities, and other relevant costs. We are committed to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer in China, and developing and commercializing new and more advanced products. We therefore intend to continue investing approximately 10% of our net revenues in research and development efforts.
Employee Share-Based Compensation Expenses
     We account for employee share-based compensation expenses based on the fair value of share option or restricted share grants at the date of grant. In 2006, we adopted an employee share-based compensation plan, pursuant to which certain members of our senior management and certain of our key employees may receive non-

vested shares or options to purchase ordinary shares. These non-vested shares and options generally vest over a service period of three to five years based on a graded vesting schedule and if the employees have met their performance targets based on evaluation of each individual employee. We record employee share-based compensation expenses when the performance condition becomes probable over the service period.
Other Income (Expense)
     Other income (expense) is the sum of the line items “other income, net” plus “interest income” less “interest expense” from our consolidated financial statements. Other income, net, consists primarily of government subsidies for the development of new high technology medical products and government incentives for making high technology investments in our local region. We typically receive government subsidies or government incentives on an irregular basis, and amounts received tend to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any. Interest income represents interest income derived from our cash deposits, restricted cash and restricted investments. We also record other expenses, which consist primarily of interest expense on our loan facilities.
Taxes and Incentives
     Our company is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Our subsidiaries operating in the PRC are subject to PRC taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.
     In 2007, the applicable income tax rate for Shenzhen Mindray was 15%. In March 2007, China passed the China Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. The New EIT Law establishes a single unified 25% EIT rate for most companies, with a preferential EIT rate of 15% for qualified “New and High-Tech Enterprises.” Shenzhen Mindray obtained a qualification certificate of New and Hi-Tech Enterprise status on December 16, 2008, with a valid period of three years starting from 2008 to 2010. However, the continued qualification of a New and Hi-Tech Enterprise for 2010 and beyond is subject to annual review by the relevant government authority in China. Shenzhen Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification certificate it desires to continue to enjoy the 15% reduced rate.
     Beijing Mindray was recognized as a new and Hi-Tech Enterprise in 2008 and entitled to a preferential EIT rate of 15% as well as an EIT 50% tax reduction from 2008 to 2010.
     Another Subsidiary in PRC, Nanjing Mindray, is entitled to an exemption for two years commencing from 2008 and 50% tax reduction from 2010 to 2012.
     See Item 3.D, “Risk Factors — Risks Related to Doing Business in China — The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our financial condition and results of operations,” in our annual report on Form 20-F for the year ended December 31, 2008.

Results of Operations
     The following table sets forth our condensed consolidated statements of operations by amount for the indicated periods:

	Six months ended June 30,
	2008	2009
	(Unaudited)
	(In thousands, except share data)

Net revenues	$233,095	$294,225
Cost of revenues (Note a)	(106,697)	(127,929)

Gross profit	126,398	166,296
Operating expenses:
Selling expenses (Note a)	(31,123)	(48,199)
General and administrative expenses (Note a)	(12,202)	(20,233)
Research and development expenses (Note a)	(20,757)	(29,468)
Expense of in-progress research and development	(6,600)	—

Operating income	55,716	68,396
Other income, net	1,624	352
Interest income	4,529	2,941
Interest expense	(960)	(2,790)

Income before income taxes and non controlling interest	60,909	68,899
Provision for income taxes	(11,800)	(10,544)

Net income	$49,109	$58,355
Less: Net income attributable to non controlling interest	—	—

Net income attributable to the Company	$49,109	$58,355

Basic earnings per share	$0.46	$0.54

Diluted earnings per share	$0.43	$0.52

Shares used in computation of:
Basic earnings per share	107,113,068	108,079,235

Diluted earnings per share	113,399,242	112,374,573

Note (a):

	Six months ended June 30,
	2008	2009
	(Unaudited)
	(In thousands)

Share-based compensation charged during the periods were included in the following:
Cost of revenues	$221	$249
Selling expenses	1,616	1,980
General and administrative expenses	1,230	1,742
Research and development expenses	1,518	1,642

Comparison of Six Months Ended June 30, 2008 and June 30, 2009
Net Revenues
     The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the six months ended June 30, 2008 and 2009:

	Six months ended June 30,
	2008 (Unaudited)		2009
		Net		Net
		Revenues		Revenues
	Net	% of	Net	% of
	Revenues	Total	Revenues	Total
	(Dollars in thousands)
Geographic Data:
China	$100,637	43.2%	$138,314	47.0%
Other Asia	16,997	7.3	17,751	6.0
Europe	36,413	15.6	34,775	11.8
North America	29,973	12.9	50,364	17.1
Latin America	21,660	9.3	24,290	8.3
Others	27,415	11.7	28,731	9.8

Total net revenues	$233,095	100.0%	$294,225	100.0%

Segment Data:
Patient monitoring and life support products	$97,323	41.8%	$127,681	43.4%
In-vitro diagnostic products	65,123	27.9	72,248	24.5
Medical imaging systems	62,797	26.9	77,559	26.4
Others	7,852	3.4	16,737	5.7

Total net segment revenues	$233,095	100.0%	$294,225	100.0%

     Our total net revenues increased by $61.1 million, or 26.2%, from $233.1 million in the six months ended June 30, 2008 to $294.2 million in the six months ended June 30, 2009. This increase primarily reflects revenues growth in China, as well as six months of revenues contribution from the acquisition of Datascope’s patient monitoring business, which we refer to as the Datascope acquisition, compared to two months in the six months ended June 30, 2008.
     On a geographic basis, net revenues generated in China increased by $37.7 million, or 37.4%, from $100.6 million in the six months ended June 30, 2008 to $138.3 million in the six months ended June 30, 2009. This increase primarily reflects increased revenues generated from increased private spending on healthcare in China, China’s governmental healthcare reform program, expanded product lines and improved sales strategies.
     Net revenues generated outside of China increased by $23.4 million, or 17.7%, from $132.5 million in the six months ended June 30, 2008 to $155.9 million in the six months ended June 30, 2009. As a percentage of total net revenues, net revenues generated outside of China decreased from 56.8% in the six months ended June 30, 2008 to 53.0% in the six months ended June 30, 2009. This decrease primarily reflects the global economic downturn, partially offset by six months of net revenues contribution from the Datascope operation compared to two months of sales after the acquisition in 2008.
     Each of our business segments experienced net revenues growth in the six months ended June 30, 2009. Net revenues in our patient monitoring and life support products segment increased by $30.4 million, or 31.2%, from $97.3 million in the six months ended June 30, 2008 to $127.7 million in the six months ended June 30, 2009. This growth resulted primarily from the Datascope acquisition, increased sales of our Beneview series patient monitoring devices, and our anesthesia machines. We also continued gaining market acceptance from the higher-tier market in China.
     Net revenues in our in-vitro diagnostic products segment increased by $7.1 million, or 10.9%, from $65.1 million in the six months ended June 30, 2008 to $72.2 million in the six months ended June 30, 2009. This increase primarily reflects reagent sales growth.
     Net revenues in our medical imaging systems business segment increased by $14.8 million, or 23.5%, from $62.8 million in the six months ended June 30, 2008 to $77.6 million in the six months ended June 30, 2009. This growth resulted primarily from the introduction of our DC-3 color ultrasound and portable M-5 color ultrasound systems.
     Net revenues from others increased from $7.9 million in the six months ended June 30, 2008 to $16.7 million in the six months ended June 30, 2009. This growth resulted primarily from the full six months of service-related income contribution from the Datascope acquisition, compared to two months in 2008.
Cost of Revenues
     Total cost of revenues as a percentage of total net revenues decreased from 45.8% in the six months ended June 30, 2008 to 43.5% in the six months ended June 30, 2009. This decrease was attributable primarily to a favorable change in product mix, reduced cost of revenues for new products compared to existing products, raw materials and components cost reductions, manufacturing efficiency improvements, and moving some production and assembly from the U.S. to China. These savings were partially offset by our acquisition of Datascope’s patient monitoring business, which has a higher overall cost of revenues compared to our historical business. Total cost of revenues increased from $106.7 million in the six months ended June 30, 2008 to $127.9 million in the six months ended June 30, 2009. These increases were primarily due to increased sales volumes.
Gross Profit and Gross Margin
     Total gross profit increased by $39.9 million, or 31.6%, from $126.4 million in the six months ended June 30, 2008 to $166.3 million in the six months ended June 30, 2009. Our consolidated gross margin was 54.2% in the six months ended June 30, 2008 and 56.5% in the six months ended June 30, 2009.
Operating Expenses
     Our operating expenses primarily consist of selling expenses, general and administrative expenses, research and development expenses and expense of in-progress research and development. Operating expenses, as a percentage of total net revenue, increased from 30.3% in the six months ended June 30, 2008 to 33.3% in the six months ended June 30, 2009. The increase was primarily attributable to six months of Datascope expenses in the six months ended June 30, 2009, compared to two months in the six months ended June 30, 2008, and operating our business with localized staff internationally and in more developed countries, particularly those areas where we maintain a direct sales force. Our operating expenses increased by $27.2 million, or 38.5%, from $70.7 million in the six months ended June 30, 2008 to $97.9 million in the six months ended June 30, 2009.
Selling Expenses
     Our selling expenses, as a percentage of total net revenues, increased from 13.4% in the six months ended June 30, 2008 to 16.4% in the six months ended June 30, 2009. Our selling expenses increased by $17.1 million, or 54.9%, from $31.1 million in the six months ended June 30, 2008 to $48.2 million in the six months ended June 30, 2009. The increases as a percentage of total net revenues from the six months ended June 30, 2008 to the six months ended June 30, 2009 were primarily attributable to the following:
•	six months effect as compared to two months for the six months ended June 30, 2008 after the acquisition of Datascope’s patient monitoring business;

•	building our direct sales force infrastructure and localizing our indirect sales management;

•	international expansion in developed and developing countries, which tends to be more expensive;

•	increases in salaries and bonus payments resulting primarily from a growing sales headcount, particularly on our international sales team;

•	increase in travel, marketing and training expenses; and

•	an increase in share-based compensation expenses.
General and Administrative Expenses
     Our general and administrative expenses, as a percentage of total net revenues, increased from 5.2% in the six months ended June 30, 2008 to 6.9% in the six months ended June 30, 2009. Our general and administrative expenses increased by $8.0 million, or 65.8%, from $12.2 million in the six months ended June 30, 2008 to $20.2 million in the six months ended June 30, 2009. This increase was mainly attributable to full six months effect for the six months ended June 30, 2009 as compared to two months for the six months ended June 30, 2008 after our acquisition of Datascope’s patient monitoring business. This resulted from a generally higher staff costs and general and administrative costs in more developed countries, particularly the United States. There was also an increased in provision for doubtful debts due to market uncertainty.
Research and Development Expenses
     Our research and development expenses, as a percentage of total net revenues, increase from 8.9% in the six months ended June 30, 2008 to 10.0% in the six months ended June 30, 2009. Our research and development expenses increased by $8.7 million, or 42.0%, from $20.8 million in the six months ended June 30, 2008 to $29.5 million in the six months ended June 30, 2009. This increase was primarily attributable to the full six months effect for the six months ended June 30, 2009 as compared to two months for the six months ended June 30, 2008 after our acquisition of Datascope’s patient monitoring business. Increase was also partly related to headcount adjustments and salary increases.
Expense of In-Progress Research and Development
     In the six months ended June 30, 2008, we incurred a charge of $6.6 million related to a write-off of in-progress research and development, an intangible asset identified during the Datascope acquisition. In 2009, we did not record any charge for in-progress research and development.
Other Income (Expense)
     We had other income, net of $5.2 million in the six months ended June 30, 2008 and $0.5 million in the six months ended June 30, 2009. The decrease was due to a reduction of the non-recurring manufacturing fee derived from the transitional service agreement with Datascope and a reduction of one-time exchange gain from a foreign currency deposit in 2008.
Provision for Income Taxes
     Provision for income taxes decreased from $11.8 million in the six months ended June 30, 2008 to $10.5 million in the six months ended June 30, 2009. Our overall effective tax rates were 19.4% and 15.3% in the six months ended June 30, 2008 and the six months ended June 30, 2009, respectively. As of June 30, 2008, the enacted EIT rate applicable to the Shenzhen subsidiary was 18%. As of June 30, 2008, the enacted EIT rate applicable to the Shenzhen subsidiary was 18%. The tax rate was adjusted to 15% by December 31, 2008.
Net Income
     As a result of the foregoing, net income increased from $49.1 million in the six months ended June 30, 2008 to $58.4 million in the six months ended June 30, 2009, while net margin decreased from 21.1% in the six months ended June 30, 2008 to 19.8% in the six months ended June 30, 2009.

Critical Accounting Policies
     For a discussion of our critical accounting policies, please see Note 2 to our consolidated financial statements for the six months ended June 30, 2008 (unaudited) and 2009, and Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies,” to our annual report on Form 20-F for the year ended December 30, 2008.

(aa)	Impact upon adoption of new accounting standards

In December 2007, the FASB issued FAS No. 160, subsequently coded ASC 810-10-65, “Consolidations (Financial Accounting Standard No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 “. ASC 810-10-65 requires (i) that non-controlling (minority) interests be reported as a component of shareholders’ equity, (ii) that net income attributable to the parent and to the non-controlling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained non-controlling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. ASC 810 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. The presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Company adopted ASC 810-10-65 on January 1, 2009 and there was no material impact on its financial statements. Retroactive application of ASC 810-10-65 will have an effect on the presentation of the Company’s financial statements.
Liquidity and Capital Resources

	Six months ended June 30,
	2008
	(Unaudited)	2009
	(In thousands)
Net cash generated from operating activities	$43,450	$65,049
Net cash used in investing activities	(297,744)	(37,971)
Net cash generated (used in) from financing activities	135,774	(4,703)
Overview
     We anticipate that we will continue to generate operating cash flow sufficient to meet our cash needs and operations and make payments on existing liabilities. We also believe we have adequate liquidity reasonably available to meet the requirements of our currently anticipated operational circumstances, and do not anticipate that we will need to utilize non-operational cash sources such as additional debt or equity financing to meet our current operational cash needs.
Cash and Cash Equivalents
Cash and cash equivalents increased to $118.7 million at June 30, 2009 from $96.4 million at December 31, 2008.
Restricted Cash and Restricted Investments
Restricted cash and restricted investments increased to $168.0 million at June 30, 2009 from $156.5 million at December 31, 2008, primarily due to an overall increase in our total borrowings which, at the same time, required an increase in security deposits.
Accounts Receivable, Net
Accounts receivable, net, increased to $101.1 million at June 30, 2009 from $89.7 million at December 31, 2008. This increase is primarily attributable to the international sales growth. Our international customers generally have longer credit terms as compared to our China-based customers.
Short-Term and Long-Term Bank Loans
Short-term bank loans decreased to $103.1 million at June 30, 2009 from $157.0 million at December 31, 2008, and our long-term bank loans increased to $66.0 million at June 30, 2009 from $nil at December 31, 2008. This was mainly due to the modification of the loan agreement with Bank of China in June 2009 and the loan repayment due date was extended to June 2011.
For a more detailed discussion of our banks loans, see Note 10 to our consolidated financial statements for the six months ended June 30, 2008 (unaudited) and 2009.

Capital Expenditures
     Our capital expenditures totaled $26.2 million in the six months ended June 30, 2009. Our capital expenditures consisted primarily of the purchases of and advances for property, plant and equipment and land use rights. We expect to use existing cash and cash generated from operating activities to fund our planned capital expenditures.